

October 2, 2008

Zvi Chalamish
Consul and Chief Fiscal Officer
    for the Western Hemisphere
Ministry of Finance
State of Israel
800 Second Avenue, 17th Floor
New York, New York 10017

Re: State of Israel
Registration Statement under Schedule B
Filed September 10, 2008
File No. 333-153401

Form 18-K for the fiscal year ending December 31, 2007
Filed June 6, 2008
File No. 2-94917

Dear Mr. Chalamish:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   To the extent possible, please update all statistics in the registration statement and the Form 18-K to provide the most recent data.

2.   Please consider revision where appropriate, including in the "Risk Factors" section of the registration statement, to disclose any material impact that the credit crisis and other recent events in the U.S. economy may have upon the Israeli economy or on an offering of Israel's debt securities. Such considerations may include, for example, the effect of the U.S. economic situation on Israel's trade with the United States or the potential liquidity of the securities in the United States.

Registration Statement Under Schedule B

"Where you can find more information . . ." page 1

3.   Please include the file number of the Commission filings that you are incorporating by reference.

Form 18-K, Exhibit 99.D

Form of Government and Political Parties, page D-7

4.   Consider updating to discuss recent political developments, including the Kadima party elections held in September 2008, if material.

Energy, page D-20

5.   Please indicate whether the increase in international oil prices would have any impact on Israeli inflation rate and economy.

Monetary Policy, page D-45

6.   Please revise to describe recent changes in interest rates by the Bank of Israel.

Banking Institutions, page D-51

7.   We note that the privatization status of Mizrahi Tefahot Bank and The First International Bank of Israel is not described in this section. Please revise or advise.

Closing Comment

Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

We direct your attention to Rules 460 and 461 of the Securities Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions about these comments to me at (202) 551-3450.

Sincerely,

Michael Coco
Special Counsel

Cc: Steven G. Tepper
       Arnold & Porter LLP
       399 Park Avenue
       New York, New York 10022
       Fax: (212) 715-1399